DAVIDSON

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 31, 2026, relating to the financial statements of Mayfair Gold Corp. for the years ended December 31, 2025 and 2024, which appears in Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

We also consent to the reference to us under the heading "Interests of Experts" in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

**/s/ DAVIDSON & COMPANY LLP**

Chartered Professional Accountants | Vancouver, Canada

April 13, 2026

DAVIDSON & COMPANY LLP
1200 – 609 Granville Street
PO BOX 10372, Pacific Centre
Vancouver, BC V7Y 1G6
604 687 0947
davidson-co.com